1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR JULY 2023 Signy, Switzerland, August 10, 2023 Fresh data from Global Blue reveals that the overall global dynamic recovery for Tax Free Shopping has remained stable in Continental Europe, with a strong acceleration in Asia Pacific. Globally, issued Sales in Store like-for-like recovery reached 121%1 in July versus 118%1 in Q2 2023. A stable recovery in Continental Europe In Continental Europe, the recovery remains stable, reaching 118%1 in July vs. 121%1 in Q2 2023. Excluding Mainland Chinese and Russian shoppers, the recovery would have reached 156%1 in July. In terms of origin markets, both US and GCC residents have remained at high levels, with US shopper recovery reaching 257%1 in July vs. 270%1 in Q2 2023, and Gulf Cooperation Council shopper recovery reaching 221%1 in July vs. 224%1 in Q2 2023. Regarding destination markets, July witnessed a stable recovery across most destinations, with Greece at 182%1, France at 136%1, Spain at 127%1, Italy at 122%1, and Switzerland at 121%1. Significant improvement in Asia Pacific recovery In Asia Pacific, the recovery rate continues to experience a rapid increase, reaching 134%1 in July vs. 111%1 in Q2 2023. When excluding Mainland Chinese shoppers (who represented 55% of the Sales in Store in the region in 2019), the recovery would have reached 176%1 in July. Regarding origin markets, Mainland Chinese shoppers, along with Hong Kong and Taiwan residents, continue to play a key role in driving the accelerating recovery in Asia Pacific. Mainland Chinese shoppers have reached 2019 levels for the first-time at 100%1 in July vs. 60%1 in Q2 2023. Recovery levels among Hong Kong and Taiwan residents have also remained strong, reaching 393%1 in July vs. 395%1 in Q2 2023. Following closely are North East Asia residents, with a recovery rate of 191%1 in July vs. 150%1 in Q2 2023.

When examining **destination markets**, Japan continues to take the lead with a Sales in Store like-for-like recovery propelling to 170%[1] in July, followed by South Korea at 124%[1].

A gradual recovery for Mainland Chinese shoppers

The ongoing progressive air capacity recovery has played a pivotal role in driving a consistent enhancement in Sales in Store like-for-like recovery for Mainland Chinese shoppers. It reached 65%[1] worldwide in July vs. 54%[1] in Q2 2023.

In terms of air capacity recovery rates, July witnessed the same levels in Continental Europe (51%[2]) and in Asia Pacific (51%[2]).

The Sales in Store like-for-like recovery is stronger in Asia Pacific (100%[1]) than in Continental Europe (40%[1]), where visa issuance and travel costs remain key barriers to a stronger recovery.

Notably, Asia Pacific has witnessed a higher average spend progression per shopper (119%[3]) compared to Continental Europe (34%[3]).

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	July 2023	June 2023	May 2023	April 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	118%	130%	121%	110%	109%	104%	101%	75%	53%
Asia Pacific	134%	125%	110%	99%	87%	80%	51%	39%	16%
TOTAL	121%	128%	118%	106%	101%	97%	89%	65%	40%

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Air capacity: ForwardKeys data platform – July 2023*

[3] *Mainland Chinese shoppers increase of average spend per international shopper versus 2019*

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MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, July 2023, Source: Global Blue

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